P.E. 5/9/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13002135

DIVISION OF
CORPORATION FINANCE

June 13, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6-13-13

Sean P. Kehoe
Kilpatrick Townsend & Stockton LLP
skehoe@kilpatricktownsend.com

Re: Andrea Electronics Corporation
Incoming letter dated May 9, 2013

Dear Mr. Kehoe:

This is in response to your letter dated May 9, 2013 concerning the shareholder proposal submitted to Andrea by Alpha Capital Anstalt. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Eliezer Drew
Grushko & Mittman, P.C.
counslers@aol.com

June 13, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Andrea Electronics Corporation
Incoming letter dated May 9, 2013

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Andrea may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Andrea's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Andrea omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com
Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5881
direct fax 202 585 0051
SKehoe@KilpatrickTownsend.com

May 9, 2013

VIA UPS and E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Andrea Electronics Corporation
Commission File No. 1-4324
Intention to Omit Shareholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and on behalf of Andrea Electronics Corporation (the "Company"), we hereby notify the U.S. Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy statement and form of proxy (the "Proxy Materials") for the Company's 2013 annual meeting of shareholders (the "2013 Annual Meeting") the shareholder proposal and supporting statement (the "Proposal") submitted to the Company by Alpha Capital Anstalt (the "Proponent"). We respectfully request that the staff of the Commission ("Staff") concur in our view that the Shareholder Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(l) because the Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information.

Pursuant to Question C of Staff Legal Bulletin No. 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff at *shareholderproposals@sec.gov*. In addition, a hard copy of this letter is also being sent via UPS to the address listed above.

I. Background

A copy of the Proponent's letter dated March 1, 2013 and related materials, including the Proposal, is attached hereto as **Exhibit A**. The Proposal reads as follows:

> "**Resolved**: The shareholders of Andrea Electronics Corporation ("the Company") request that our Board establish a policy (to be firmly specified in our charter or bylaws if feasible) of separating

> the roles of our Chief Executive Officer ("CEO") and Board Chairman, so that an independent director who is not serving as an executive officer of our Company, serve as our Chairman whenever possible. Currently, Douglas J. Andrea is both the Chairman of the Board and the Chief Executive Officer of Andrea Electronics Corporation."

The Proponent included with the Proposal a letter from JH Darbie & Co. Inc. ("JH Darbie") dated January 14, 2013. See **Exhibit A**. The JH Darbie letter stated, in pertinent part: "The account currently holds in streetname 125,468 shares of Andrea Electronics Corp.'s ("Andrea") common stock, which are credited to the account & has held the shares continuously since July 8, 2008 ...." The Company received the Proposal by Federal Express on March 4, 2013. The Proponent's submission failed to provide proper verification of the Proponent's ownership of the requisite number of Company shares for at least one year as of the date the Proponent submitted the proposal. In addition, the Company reviewed its stock records, which did not indicate that either the Proponent or JH Darbie, the purported "record" holder, was the record owner of any shares of the Company's securities. Finally, the Company reviewed The Depository Trust Company ("DTC") participant list, which did not indicate that JH Darbie was a DTC participant.

Accordingly, on March 14, 2013, which was within 14 days of the date that the Company received the Proposal, the Company sent the Proponent a letter notifying it of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as **Exhibit B**, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice included: (i) the ownership requirements of Rule 14a-8(b); (ii) the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); (iii) and that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and referenced Division of Corporate Finance guidance with respect to "record" holders and DTC participants. *See* **Exhibit B**. The Deficiency Notice was delivered to the Proponent via e-mail on March 14, 2013 and via UPS on March 15, 2013. *See* **Exhibit C**.

By letter dated March 28, 2013, the Proponent responded to the Deficiency Notice and provided a letter from Apex Clearing Corporation dated March 26, 2013 (the "Apex Letter"). *See* **Exhibit D**. The Apex Letter stated, in pertinent part:

> "On or about July 8, 2008, the named account mentioned above has held a position in Andrea Electronics Corporations ("ANDR"). As of March 26, 2013 the account holds a current position of 125,468 shares as reflected on the customer account statement."

The Company has received no further correspondence from the Proponent regarding either the Proposal or proof of the Proponent's ownership of Company securities.

As discussed in more detail below, although the Proponent included with the March 28, 2013 letter response to the Deficiency Notice some documentary evidence of its ownership of the Company's securities, it did not provide evidence sufficient to demonstrate continuous ownership for the one-year period prior to its submission of the Proposal. Instead, the documentation established only that the Proponent held the requisite amount of Company securities on two separate dates, July 8, 2008 and March 26, 2013, without the requisite proof of the Proponent's continuous ownership of the requisite amount of Company securities for the period between March 1, 2012 and March 1, 2013.

II. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(l) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). See Section C.l.c, Staff Legal Bulletin No. 14 (July 13, 2001). In addition, for the purposes of Rule 14a-8(b)(2)(i), when the securities are held through the Depository Trust Company ("DTC"), the Staff has determined that "only DTC participants should be viewed as 'record' holders of securities." Staff Legal Bulletin No. 14F (October 18, 2011).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically included the information listed above and attached a copy of Rule 14a-8. *See* **Exhibit B**.

In addition, Staff Legal Bulletin No. 14G (October 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then goes on to state that, going forward, the Staff will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

In addition, the Staff has consistently granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *The Home Depot, Inc.* (avail. Feb. 5, 2007), the company, upon receiving a proposal that had been submitted on October 19, 2006, sent a deficiency notice to the shareholder regarding the lack of proof of ownership. The letter from the broker that the shareholder sent in response to the deficiency notice stated that the shareholder had ownership of the shares from November 7, 2005 to November 7, 2006. However, the Staff concurred in the exclusion of the proposal because the letter did not account for the period from October 19, 2005 to November 7, 2005 and therefore was insufficient to prove continuous share ownership for one year as of October 19, 2006, the date the proposal was submitted. See also *Comcast Corp.* (avail. Mar. 26, 2012) (letter from broker stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corp.* (avail. Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *Sempra Energy* (avail. Jan. 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted); *International Business Machines Corp.* (avail. Jan. 7, 2002) (letter from broker stating ownership on August 15, 2001 was insufficient to prove continuous ownership for one year as of October 30, 2001, the date the proposal was submitted).

The Staff also has permitted the exclusion of a shareholder proposal based on language in the proof of ownership letter that did not sufficiently pinpoint the dates for which the proponent had ownership of its stock. In *International Business Machines Corp.* (avail. Dec. 26, 2002), the company, upon receiving a proposal that (according to the FedEx envelope that was included as an exhibit to IBM's no-action request) had been shipped on September 5, 2002, sent a deficiency notice to the shareholder regarding the lack of proof of ownership. Having submitted her proposal on September 5, 2002, the proponent was required to provide proof of her ownership of shares in the company from September 5, 2001 through and including September 5, 2002. However, in response to the deficiency notice, the shareholder provided a broker letter that was worded in a manner that did not necessarily cover this time period in its entirety; it stated that the shareholder "owns the following shares and has owned them for more than one year as of September 2002" (emphasis added). That language left open the possibility that the proponent had sold her shares on a date in September 2002 that was prior to September 5, 2002. The Staff concurred in the exclusion of the proposal on the basis that "the proponent appears to have failed to supply ... documentary support sufficiently evidencing that it continuously held IBM's securities for the one-year period required by rule 14a-8(b)." See also, *Johnson & Johnson* (avail. Jan 8, 2013) (letter from broker stating that the shares had been continuously held since November of 2011 was insufficient to prove continuous ownership for one year as of November 13, 2012, the date the proposal was submitted).

Here, the Proponent submitted the Proposal on March 1, 2013. Therefore, the Proponent was required to verify continuous ownership for the one-year period preceding and including this date, i.e., March 1, 2012 through March 1, 2013. As noted in the Deficiency Letter, in addition to the deficiency with respect to neither the Proponent nor JH Darbie being listed as record holders of Company common stock, the JH Darbie letter submitted with the Proposal was dated January 14, 2013 and stated that Company common stock had been held continuously since July 8, 2008. As a result, the Deficiency Notice clearly stated the necessity to prove continuous ownership for the one year period preceding and including the date of submission of the Proposal (March 1, 2013). In doing so, the Company complied with the Staff's guidance in SLB 14G for providing the Proponent with adequate instruction as to Rule 14a-8's proof of ownership requirements.

However, the Apex Letter supplied by the Proponent in response to the Deficiency Notice merely states that "On or about July 8, 2008, the named account mentioned above has held a position in Andrea Electronics Corporation ("ANDR")." and "As of March 26, 2013 the account holds a current position of 125,468 shares as reflected on the customer account statement." *See* **Exhibit D**. Because the Apex Letter only includes two dates and does not indicate continuous ownership of the requisite amount of the Company's securities for the one year period preceding and including the date of submission of the Proposal, its language is very similar to the language that was found to be inadequate in *Bank of America Corporation* (avail. Jan. 16, 2013). Despite the Deficiency Notice's instructions to show proof of continuous ownership for "the one year period preceding and including the date of submission of the Proposal (March 1, 2013)," the Proponent's Response fails to do so. Holding a position in the shares of the Company's common stock "On or about July 8, 2008" and "as of March 26, 2013" does not mean that the Proponent had continuous ownership for the one year period preceding and including the date of submission of the Proposal (March 1, 2013), as it leaves open the possibility that the Proponent exited and entered its position in the Company's securities at various times between those two dates. Without more specificity, the Proponent has not satisfied the requirement of Rule 14a-8(b)(2) to verify its ownership of the requisite amount of Company shares for at least one year as of the date the Proposal was submitted.

Finally, there is nothing in any of the Proponent's correspondences to the Company which can properly cure the defective Apex Letter, since statements from a beneficial owner about its own stock ownership cannot, in any event, serve to satisfy the Commission's regulatory requirements for independent corroborative proof of continuous beneficial ownership. The Staff has made it clear on numerous occasions that assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See *International Business Machines Corp.* (avail. Dec. 19, 2004) (defective broker's letter not subject to post-facto cure when company had timely sent out proper request for proof of beneficial ownership which was not timely satisfied); *International Business Machines Corp.* (avail. Jan. 7, 2004) (to same effect); *International Business Machines Corp.* (avail. Jan. 22, 2003; reconsideration denied Feb. 26, 2003) (original broker's letter was stale and could not serve to prove beneficial ownership as of the date the proposal was submitted; after the fact attempt to cure deemed ineffective).

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Proponent has not sufficiently demonstrated that it continuously owned the requisite number of Company shares for the requisite one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

III. Conclusion

For the reasons outlined above, and without addressing or waiving any other possible grounds for exclusion, the Company requests that the Commission Staff concur with our opinion that the Proposal in its entirety may be excluded from the Company's 2013 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact me at (202) 508-5881 or by return e-mail.

We request that you transmit your response by e-mail to me at SKehoe@kilpatricktownsend.com. We understand that you can provide your response to the Proponent care of Grushko & Mittman, P.C. via email at counslers@aol.com or in hard copy to 515 Rockaway Avenue, Valley Stream, New York 11581.

Very truly yours,



Sean P. Kehoe

Enclosure

cc: Douglas J. Andrea, Andrea Electronics Corporation
Corisa L. Guiffre, Andrea Electronics Corporation
Erich M. Hellmold, Esq., Kilpatrick Townsend & Stockton LLP
Eliezer Drew, Grushko & Mittman P.C.

EXHIBIT A

Grushko & Mittman, P.C.
Attorneys at Law
515 Rockaway Avenue
Valley Stream, New York 11581

212.697.9500 (Telephone)
212.697.3575 (Facsimile)

Firm email: counslers@aol.com
Website: www.grushkomittman.com

Edward M. Grushko
Barbara R. Mittman
Eliezer Drew - Admitted NY/NJ

March 1, 2013

Via FedEx and First Class Mail

ANDREA ELECTRONICS CORPORATION
65 Orville Drive
Bohemia, New York 11716
Attn: Douglas J. Andrea, Chairman of the Board, and CEO

Re: Shareholder Proposal for 2013 Proxy Statement

Dear Mr. Andrea:

Herewith find a Shareholder Proposal ("Proposal") to be included in the Proxy Statement for the 2013 shareholder meeting of Andrea Electronics Corporation (the "Company").

In accordance with regulation 14a-8(b)2i under the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"), herewith find proof sufficient to satisfy the ownership requirement for eligibility to submit a shareholder proposal for consideration at the next shareholders meeting of the Company. The Andrea common stock described on the statements is held in "street name". Herewith find a letter from JH Darbie & Co. the "record holder" of Alpha's shares. Alpha is eligible to submit a shareholder proposal inasmuch as Alpha has continuously owned at least $2,000 in market value of Andrea's common stock for at least one year prior to the submission of the proposal.

Pursuant to Regulation 14a-8(b)(2) of the Act please be advised that Alpha holds and intends to continue to hold, through the date of the meeting, the amount of shares necessary to allow Alpha to submit a shareholder proposal.

I take this opportunity to inform you that pursuant to Regulation 14a-8(f) of the Act, in the event the company believes there is a procedural or eligibility deficiency concerning the proposal, the company must notify Alpha within fourteen calendar days of receiving the proposal, and comply with other requirements of the relevant rules and regulations.

Pursuant to Regulation 14a-8(j)(1) of the Act, in the event that the Company intends to exclude Alpha's proposal from its proxy materials on substantive grounds, it must file its reasons with the Securities and Exchange Commission not later than eighty calendar days before the Company files its definitive proxy statement and form of proxy with the Securities and Exchange Commission. The Company must simultaneously provide Alpha a copy of such submission.

Sincerely,

GRUSHKO & MITTMAN P.C.



Eliezer Drew

Stockholder Proposal Regarding the Separation of the Roles of Chairman and Chief Executive Officer

Alpha Capital Anstalt, c/o: Grushko & Mittman P.C., 515 Rockaway Avenue Valley Stream, New York 11581, the owner of 125,468 Shares of Common Stock has advised the company that it intends to propose a resolution at the Annual Meeting. The proposed resolution and the statement in support are set forth below.

Resolved: The shareholders of Andrea Electronics Corporation (the "Company") request that our Board establish a policy (to be firmly specified in our charter or bylaws if feasible) of separating the roles of our Chief Executive Officer ("CEO") and Board Chairman, so that an independent director who is not serving as an executive officer of our Company, serve as our Chairman whenever possible. Currently, Douglas J. Andrea is both the Chairman of the Board and the Chief Executive Officer of Andrea Electronics Corporation.

This proposal shall be made to apply at such time as it would not cause to be breached any contractual obligations in effect at the time of the 2013 shareholder meeting.

Supporting Statement

This proposal gives our company an opportunity to follow Securities and Exchange Commission Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2013 shareholder meeting.

The primary purpose of a Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including oversight and management of our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

A number of respected institutions recommend such separation. CalPER's Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "The leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

An independent board structure will also help the board address the economic stagnation faced by our company over the last several years. Management has had insignificant impact on improving shareholder value over the last several fiscal years. An independent Chairman of the Board would have a greater incentive to pursue improving shareholder value even at the expense of entrenched management.

In order to ensure that our Board can provide the proper strategic direction for our Company with independence and accountability, we urge a vote FOR this *resolution*

J H DARBIE & CO., INC.


MEMBER-FINRA-MSRB-NFA-SIPC

Financial Services
99 Wall Street, 6th Floor, New York, NY 10005
Telephone 212-269-7271 Facsimile 212-269-7330
www.jhdarbie.com

January 14, 2013

To Whom It May Concern:

Alpha Capital maintains an account with our brokerage firm J H Darbie since June 24, 2008. The account currently holds in streetname 125,468 shares of Andrea Electronics Corp.'s ("Andrea") common stock, which are credited to the account & has held the shares continuously since July 8, 2008 when they were transferred into the account from First Montauk Securities.

During this time period Andrea's common stock has never traded below $0.02 and therefore the value of Alpha's shares of Andrea's common stock has not been worth less than $2,509.36.

This information does not supersede the information that you receive on your JH Darbie & Co., Inc. monthly/quarterly statement.

Sincerely,

JH Darbie & Co.

LAKEWOOD OFFICE
525 East County Line Road • Suite 7 • LAKEWOOD, NEW JERSEY 08701
TELEPHONE 732-453-6000 • FACSIMILE 732-534-0565

EXHIBIT B



KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5881
direct fax 202 585 0051
SKehoe@KilpatrickTownsend.com

March 14, 2013

VIA UPS and E-MAIL

Alpha Capital Anstalt
c/o Mr. Eliezer Drew
Grushko & Mittman, P.C.
515 Rockaway Avenue
Valley Stream, New York 11581

Dear Mr. Drew:

On behalf of Andrea Electronics Corp. (the "Company"), we are responding to your letter dated March 1, 2013 and received by the Company on March 4, 2013 (the "Stockholder Proposal").

Pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, the Company is hereby notifying Alpha Capital Anstalt ("Alpha Capital") that it has failed to comply with the eligibility requirements set forth in Rule 14a-8(b) in that it has failed to properly prove that, at the time Alpha Capital submitted its proposal, it had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year.

According to the Company's records, neither Alpha Capital nor JH Darbie & Co., Inc. ("JH Darbie") is a registered holder of the Company's common stock. If neither Alpha Capital or JH Darbie are registered holders of the Company's common stock, as you acknowledge when you state your shares are held in "street name", Rule 14a-8(b)(2)(i) and (ii) sets forth specific requirements that must be met in order for Alpha Capital to prove its eligibility. Specifically, Rule 14a-8(b)(2) states that a shareholder must prove its eligibility to the Company in one of two ways: (i) by submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the shareholder continuously held the securities for at least one year; or (ii) by submitting to the Company a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year eligibility period begins and the shareholder's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement. In both instances the shareholder must also include a written statement that it intends to continue ownership of the shares through the date of the meeting of shareholders. Please refer to the specific language of Rule 14a-8(b), which we have attached for your reference.

Further, guidance of the Division of Corporate Finance of the Securities and Exchange Commission has made clear that, for purposes of Rule 14a-8(b)(2)(i), only securities intermediaries that are The Depository Trust Company ("DTC") participants, or affiliates of DTC participants, are considered "record" holders of securities that are deposited at DTC. Although you assert JH Darbie is the "record holder" of the shares, JH Darbie is not listed on the DTC's own participant list. As JH Darbie is not listed on the DTC's participant list and does not appear to be a "record" holder of the shares, Alpha Capital will need proof of ownership from the DTC participant through which the securities are held. In addition, the letter from JH Darbie included with the Stockholder Proposal does not constitute sufficient proof of ownership as it does not verify Alpha Capital's continuous ownership of the Company's securities for the entire one-year period preceding and including the date that the Stockholder Proposal was submitted (March 1, 2013). In order to cure this defect, Alpha Capital must obtain and provide a new proof of ownership letter from the "record" holder, as discussed above, of Alpha Capital's securities, verifying continuous ownership of the requisite amount of securities for the one year period preceding and including the date of submission of the Stockholder Proposal (March 1, 2013).

If Alpha Capital intends to remedy this deficiency, as required by Rule 14a-8(f), Alpha Capital's response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date of receipt of this letter.

Very truly yours,



Sean P. Kehoe

cc: Douglas J. Andrea, Andrea Electronics Corporation
Corisa L. Guiffre, Andrea Electronics Corporation
Erich M. Hellmold, Esq.

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

EXHIBIT C

Hellmold, Erich

From:	Hellmold, Erich
Sent:	Thursday, March 14, 2013 4:17 PM
To:	Eli@grushkomittman.com
Cc:	Kehoe, Sean
Subject:	Andrea Electronics Corp. - Response to letter dated March 1, 2013
Attachments:	CANON8B07CD_SCANTODESKTOP_03142013-154051.pdf

Mr. Drew,

On behalf of Andrea Electronics Corp. (the "Company"), attached please find the response to your letter dated March 1, 2013 which was received by the Company on March 4, 2013. A copy of the attached letter is also being overnighted to your attention.

Thank you.


KILPATRICK
TOWNSEND
ATTORNEYS AT LAW

Erich Hellmold
Kilpatrick Townsend & Stockton LLP
Suite 900 | 607 14th Street, NW | Washington, DC 20005-2018
office 202 639 4734 | cell 631 872 3358 | fax 202 585 0070
ehellmold@kilpatricktownsend.com | My Profile | vCard

EXHIBIT D

Grushko & Mittman, P.C.
Attorneys at Law
515 Rockaway Avenue
Valley Stream, New York 11581
(212) 697-9500 (Telephone)
(212) 697-3575 (Telecopier)
counslers@aol.com (e-mail)

Edward M. Grushko
Barbara R. Mittman

*Eliezer Drew**
**Admitted in NY/NJ*

March 28, 2013

Via Email and Federal Express

Kilpatrick Townsend & Stockton LLP
607 14th Street, NW
Suite 900
Washington, D.C. 20005-2018

Attn: Sean P. Kehoe, Esq.

Re: Andrea Electronics Corp. and
Alpha Capital Anstalt

Dear Mr. Kehoe:

In response to your letter of March 14, 2013, herewith please find a copy of a letter from Apex Clearing Corporation, the registered holder of Andrea Electronics Corporation common stock.

If you have any questions or comments, please do not hesitate to contact me.

Very truly yours,

GRUSHKO & MITTMAN, P.C.



Eliezer Drew

ED:al

Enclosures

cc: Alpha Capital Anstalt
JH Darbie
Erich M. Hellmold, Esq.
Douglas J. Andrea, Andrea Electronics Corporation

APEX CLEARING™

1700 Pacific Avenue
Suite 1400
Dallas, Texas 75201
www.apexclearing.com

March 26, 2013

To Whom It May Concern:

This letter is to confirm that Alpha Capital AG maintains an account with our Introducing Broker Dealer firm JH Darbie. The Introducing Broker Dealer clears and custody's their assets through Apex Clearing Corporation. On or about July 8, 2008, the named account mentioned above has held a position in Andrea Electronics Corporations ("ANDR"). As of March 26, 2013 the account holds a current position of 125,468 shares as reflected on the customer account statement.

The information stated herein does not supersede any information reflected on the customer account statement(s).

Sincerely,



Brian Gover
Chief Compliance Officer
Apex Clearing Corporation